VIA EDGAR

Cohen & Company Capital Markets,

a division of J.V.B. Financial Group

3 Columbus Circle, 24th Floor

New York, New York 10019

April 24, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Asset Acquisition Corp.

Registration Statement on Form S-1

Registration File No. 333-284776

Ladies and Gentlemen:

On April 23, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, had joined in the request of Digital Asset Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on April 24, 2025 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Perkins Coie LLP, may orally request via telephone call that such Registration Statement be declared effective. By this letter we hereby respectfully withdraw our acceleration request dated April 23, 2025.

[Signature Page Follows]

Very truly yours,

By:	Cohen & Company Capital Markets, a division of J.V.B. Financial Group

By:	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Senior Managing Director

[Signature Page to Underwriters’ Withdrawal of Acceleration Request]